Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 21
DATED MAY 25, 2011
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 21 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 18 dated April 13, 2011 (which superseded and replaced all prior supplements),  Supplement No. 19 dated May 5, 2011 and Supplement No. 20 dated May 17, 2011.  Unless otherwise defined in this Supplement No. 21, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Investments in Real Estate Assets

Financing Transactions

University Town Center Loan.  On May 19, 2011, our wholly owned subsidiary, Inland Diversified Norman University, L.L.C. (the “University Subsidiary”), entered into a loan in an aggregate principal amount equal to approximately $22.2 million with JPMorgan Chase Bank, National Association.  The loan is secured by a first priority mortgage on the University Town Center retail center, located in Norman, Oklahoma, and bears interest at a rate equal to 5.475% per annum.  The loan has a ten-year term, maturing on June 1, 2021, and requires the University Subsidiary to make monthly payments of interest only, provided that if the University Subsidiary does not pay down the principal to $18.69 million by October 1, 2011, it will be required to make monthly payments of both principal and interest.  The loan may be prepaid, in full, but not in part, any time after July 1, 2013, provided, however, that if the prepayment occurs before the date that is three months prior to the maturity date, the University Subsidiary will be required to pay a prepayment premium.  In addition, on any date on or before October 1, 2011, the University Subsidiary has a one-time right to prepay a portion of the debt in order to reduce the outstanding principal balance to $18.69 million.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default.  In the event that an event of default has occurred and is continuing, the loan will accrue interest at a rate equal to the lesser of the maximum legal interest rate or 10.475% per annum.

The loan is non-recourse to the University Subsidiary.  We have guaranteed the obligations or liabilities of the University Subsidiary to the lender for any losses, costs or damages arising out of or in connection with any fraud or intentional misrepresentation, gross negligence or willful misconduct, material physical waste of the property and the breach of any representation or warranty concerning environmental laws, among other things.

The Village at Bay Park Loan.  On May 16, 2011, our wholly owned subsidiary, Inland Diversified Ashwaubenon Bay Park, L.L.C. (the “Bay Park Subsidiary”), entered into a loan in an aggregate principal amount equal to approximately $9.2 million with Wells Fargo National Bank, National Association.  The loan is secured by a first priority mortgage on the Village at Bay Park retail shopping center, located in Ashwaubenon, Wisconsin, and bears interest at a rate equal to 5.58% per annum.  The loan has a ten-year term, maturing on June 1, 2021, and requires the Bay Park Subsidiary to make monthly payments of interest only.  The loan may be prepaid, in full, but not in part, any time after March 1, 2021.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default.  In the event that an event of default has occurred and is continuing, the loan will accrue interest at a rate equal to the lesser of the maximum legal interest rate or 10.58% per annum.

The loan is non-recourse to the Bay Park Subsidiary.  We have guaranteed the obligations or liabilities of the Bay Park Subsidiary to the lender for any losses, costs or damages arising out of or in connection with any fraud or intentional misrepresentation, gross negligence or willful misconduct, material physical waste of the property and the breach of any representation or warranty concerning environmental laws, among other things.

Credit Facility.  On May 20, 2011, we used the proceeds from our mortgage loans to repay the full amount of the $21.0 million drawn under our credit facility.  As of May 25, 2011, we had no amounts drawn under this credit facility, including under the swing line of credit.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of May 24, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	38,001,959	378,121,774	36,019,989	342,101,785

Shares sold pursuant to our distribution reinvestment plan:	975,571	9,267,927	-	9,267,927

Shares purchased pursuant to our share repurchase program:	(59,713)	(579,244)	-	(579,244)
Total:	38,937,817	387,010,457	36,019,989	350,990,468

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

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